UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 17, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated February 17, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies changes in ordinary shares of €3.50 each (Shares) of PDMRs, pursuant to the vesting of following share awards.

Director	Performance Adjustment	Number of Shares Sold for Tax Liability	Total Number of Shares Vested/ Retained
Peter ter Kulve	1,699	0	27,119
Other PDMRs
Julien Barraux	286	0	6,662
Sandeep Desai	178	0	5,707
Wai-Fung Loh	397	0	8,640
Tim Gunning	19	895	913
Mark O’Brien	0	2,193	2,472
Gerardo Rozanski	624	0	12,581
Ronald Schellekens	0	3,369	3,799
Mustafa Seckin	371	0	8,073
Toloy Tahir Tanridagli	337	506	5,271
Vanessa Vilar	114	0	2,403

Malus and clawback provisions apply to all awards.

In addition to the above, the Company was also notified of the following acquisitions.

Director	Number of Shares Acquired
Abhijit Bhattacharya	32,000
Other PDMR
Sandeep Desai	8,296

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Peter ter Kulve
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		16.398	605	9,920.79
		Aggregated	16.398	605	9,920.79
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		14.265	1,094	15,605.91
		Aggregated	14.265	1,094	15,605.91

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Julien Barraux
2	Reason for the notification
a)	Position/status	Chief Creative Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		16.398	286	4,689.83
		Aggregated	16.398	286	4,689.83

Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
13-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
Nature of Transaction		Price	Volume	Total
Correction of Acquisition Price		13.8240	353	4,879.87
		13.8220	1,359	18,784.10
		13.8200	2,288	31,620.16
	Aggregated	13.8222	4,000	55,284.13

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Sandeep Desai
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		14.265	178	2,539.17
		Aggregated	14.265	178	2,539.17
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	17-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.0528	8,296	99,990.03
		Aggregated	12.0528	8,296	99,990.03

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Wai-Fung Loh
2	Reason for the notification
a)	Position/status	President Asia
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		14.265	397	5,663.20
		Aggregated	14.265	397	5,663.20

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Tim Gunning
2	Reason for the notification
a)	Position/status	Chief of Staff & Head of Strategy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		14.055	19	267.04
		Aggregated	14.055	19	267.04
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Disposal – Tax Liability		14.055	895	12,579.22
		Aggregated	14.055	895	12,579.22

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mark O’Brien
2	Reason for the notification
a)	Position/status	Chief Technology and Information Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Disposal – Tax Liability		12.340	2,193	27,061.62
		Aggregated	12.340	2,193	27,061.62

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Gerardo Rozanski
2	Reason for the notification
a)	Position/status	President Americas
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		14.265	624	8,901.36
		Aggregated	14.265	624	8,901.36

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Disposal – Tax Liability		12.340	3,369	41,573.46
		Aggregated	12.340	3,369	41,573.46

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mustafa Seckin
2	Reason for the notification
a)	Position/status	President of Europe, Australia & New Zealand
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		14.265	371	5,292.32
		Aggregated	14.265	371	5,292.32

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Toloy Tahir Tanridagli
2	Reason for the notification
a)	Position/status	President of Middle East, Turkey, South Asia and Africa
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		12.340	337	4,158.58
		Aggregated	12.340	337	4,158.58

	Nature of Transaction		Price	Volume	Total
	Disposal – Tax Liability		12.340	506	6,244.04
		Aggregated	12.340	506	6,244.04

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Vanessa Vilar
2	Reason for the notification
a)	Position/status	Chief Legal Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	12-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition – Performance Adjustment		16.398	114	1,869.37
		Aggregated	16.398	114	1,869.37

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Abhijit Bhattacharya
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	16-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		13.820	22,000	304,040
		Aggregated	13.820	22,000	304,040
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	17-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		13.85	10,000	138,500
		Aggregated	13.85	10,000	138,500

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

We are the world’s largest ice cream company, headquartered in Amsterdam, The Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Home to four of the world’s five largest ice cream brands, with a global team of 16,500 employees, operating thirty factories, twelve R&D centres and a fleet of three million freezer cabinets, we generated €7.9 billion in revenue in 2025. From Magnum and Ben & Jerry’s to Cornetto and the Heartbrand, our ice cream portfolio delights consumers in eighty markets around the world. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit www.corporate.magnumicecream.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: February 17, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer